LEVON RESOURCES LTD.
(An Exploration Stage Company)

Interim Financial Statements

Nine months ended December 31, 2009
(Unaudited)

Notice to Readers

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management and approved by the Board of Directors of the Company. These interim financial statements have not been reviewed by the Company’s independent auditor.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Interim Balance Sheets
In Canadian Dollars
(Unaudited

	December 31, 2009	March 31, 2009 (Audited)

ASSETS
Current
Cash	$2,722,460	$295,736
Accounts receivable and prepaid expenses	26,713	125,762
Investments (Note 5)	15,156	12,697

Total Current Assets	2,764,329	434,195

Due from related party (Note 11)	33,133	5,564
Reclamation deposits (Note 6)	32,629	32,629
Mineral properties (Note 7)	2,218,109	1,304,398
Equipment (Note 9)	4,856	3,258

Total Assets	$5,053,056	$1,780,044

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$61,195	$77,170
Due to related parties (Note 11)	170,163	125,895

Total Current Liabilities	231,358	203,065

SHAREHOLDERS’ EQUITY
Capital stock (Note 10)	25,626,323	22,941,591
Contributed surplus	1,359,762	453,509
Accumulated other comprehensive income (loss)	(14,317)	(16,776)
Deficit	(22,150,070)	(21,801,345)

Total Shareholders’ Equity	4,821,698	1,576,979

Total Liabilities and Shareholders’ Equity	$5,053,056	$1,780,044

Nature of Operations and Going Concern (Note 1)
Commitments (Note 13)
Subsequent Event (Note 15)

Approved on behalf of the Board:

“Louis Wolfin”
…......................................................  Director
Louis Wolfin

“Ron Tremblay”
…......................................................  Director
Ron Tremblay

The accompanying notes are an integral part of these interim financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Interim Balance Sheets
In Canadian Dollars
(Unaudited

	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008

Expenses
Consulting and management fees	$13,500	$7,500	$36,500	$23,100
Listing and filing fees	5,995	8,299	14,135	16,454
General exploration	-	24,956	1,078	30,156
Office occupancy and miscellaneous	23,675	6,063	38,649	22,277
Professional fees	6,748	1,176	8,696	11,456
Salaries and benefits	10,857	11,862	33,233	36,853
Shareholder relations and promotion	61,326	9,620	98,993	42,199
Stock-based compensation (Note 10(d))	7,348	-	48,983	6,646
Travel	36,486	8,783	69,803	44,847

Loss Before Other Items	(165,935)	(78,259)	(350,073)	(233,988)

Other Items
Interest income	365	3,868	544	6,870
Foreign exchange gain (loss)	(8,577)	(165)	804	(192)

Net Loss for the Period	(174,147)	(74,556)	(348,725)	(227,310)

Other Comprehensive Income
Unrealized gain (loss) on investment securities (Note 5)	(3,070)	(15,386)	2,459	(21,942)
Total Comprehensive Loss	$(177,217)	$(89,942)	$(346,266)	$(249,252)

Loss Per Share, Basic and Diluted	$(0.00)	$(0.00)	$(0.01)	$(0.01)

Weighted Average Number of Common Shares Outstanding	56,197,635	45,389,483	53,478,028	45,302,028

The accompanying notes are an integral part of these interim financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Interim Balance Sheets
In Canadian Dollars
(Unaudited

	Number of Common Shares	Capital Stock	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity

Balance, March 31, 2008	44,239,483	$22,620,793	$350,949	$(21,470,523)	$1,592	$1,502,811
Common shares issued for cash:
Private placement (Note 10(b))	5,000,000	145,348	104,652	-	-	250,000
Share issuance costs (Note 10(b))	-	(2,000)	-	-	-	(2,000)
Exercise of stock options (Note 10(b))	150,000	15,000	-	-	-	15,000
Exercise of warrants (Note 10(b))	1,000,000	150,000	-	-	-	150,000
Fair value of stock option exercised	-	12,450	(12,450)	-	-	-
Stock-based compensation (Note 10(d))	-	-	10,358	-	-	10,358
Net loss for the year	-	-	-	(330,822)	-	(330,822)
Unrealized loss on investment securities	-	-	-	-	(18,368)	(18,368)

Balance, March 31, 2009	50,389,483	$22,941,591	$453,509	$(21,801,345)	$(16,776)	$1,576,979

Common shares issued for cash:
Private placement (Note 10(b))	5,000,000	650,203	149,797	-	-	800,000
Private placement (Note 10(b))	6,738,898	1,729,950	628,664			2,358,614
Share issuance costs (Note 10(b))		(410,021)	136,158	-	-	(273,863)
Exercise of stock options (Note 10(b))	650,000	97,250	-	-	-	97,250
Exercise of warrants (Note 10(b))	1,600,000	560,000	-	-	-	560,000
Fair value of stock option exercised	-	57,349	(57,349)	-	-	-
Stock-based compensation (Note 10(d))	-	-	48,983	-	-	48,983
Net loss for the period	-	-	-	(348,725)	-	(348,725)
Unrealized loss on investment securities	-	-	-	-	2,459	2,459

Balance, December 31, 2009	64,378,381	$25,626,323	$1,359,762	$(22,150,070)	$(14,317)	$4,821,698

The accompanying notes are an integral part of these interim financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Interim Balance Sheets
In Canadian Dollars
(Unaudited

	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008

Operating Activities
Net loss	$(174,147)	$(74,556)	$(348,725)	$(227,310)
Items not involving cash
Amortization	332	204	658	612
Stock-based compensation	7,348	-	48,983	6,646
	(166,467)	(74,352)	(299,084)	(220,052)
Changes in non-cash working capital items:
Accounts receivable and prepaid expenses	(4,697)	3,122	99,049	30,970
Accounts payable and accrued liabilities	18,624	(16,207)	(15,975)	(91,383)
Due from (to) related parties	31,562	33,810	16,699	42,415

Cash Used in Operating Activities	(120,978)	(53,627)	(199,311)	(238,050)

Investing Activity
Mineral properties exploration expenditures incurred	(277,135)	17,071	(913,711)	13,161
Purchase of equipment	(2,256)	-	(2,256)	-

Cash Used in Investing Activity	(279,391)	17,071	(915,967)	13,161

Financing Activity
Issue of capital stock for cash, net of issuance costs	2,789,688	-	3,542,002	165,000

Cash Provided by Financing Activity	2,789,688	-	3,542,002	165,000
Inflow (Outflow) of Cash	2,389,319	(36,556)	2,426,724	(59,889)

Cash, Beginning of Year	333,141	197,997	295,736	221,330

Cash, End of Year	$2,722,460	$161,441	$2,722,460	$161,441

The accompanying notes are an integral part of these interim financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Interim Balance Sheets
In Canadian Dollars
(Unaudited

1.           NATURE OF OPERATIONS AND GOING CONCERN

Levon Resources Ltd. (the “Company”) was incorporated under the laws of British Columbia on April 9, 1965.  The Company is an exploration stage public company whose principal business activities are the exploration for and development of natural mineral properties. There have been no significant revenues generated from these activities to date.

The Company is in the exploration stage. The investment in and expenditures on the mineral properties comprise a significant portion of the Company’s assets. The recoverability of amounts shown for mineral property interests and related deferred costs and the Company’s ability to continue as a going concern are dependent upon the continued support from its shareholders, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time. These interim financial statements do not reflect any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

As at December 31, 2009, the Company had working capital of $2,532,971 (March 31, 2009 - $231,130) and an accumulated deficit of $22,150,070 (March 31, 2009 - $21,801,345). Management of the Company believes that it has the ability to raise sufficient funds to pay its ongoing administrative expenditures, meet its liabilities for the ensuing year as they fall due and to fund cash payments for planned exploration programs.

2.           SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These unaudited interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by GAAP for annual financial statements. The accounting policies are the same for the interim financial statements as those described in the audited annual financial statements and the notes thereto for the year ended March 31, 2009, except as described in Note 2 (b).

(b)	New Accounting Standards

Effective April 1, 2009, the Company adopted the following standards of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook:

(i)	Goodwill and Intangible Assets (Section 3064)

Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062, “Goodwill and Other Intangible Assets”. Adoption of this standard did not have any impact on the Company’s financial statements.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Interim Balance Sheets
In Canadian Dollars
(Unaudited

2.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Recent Canadian Accounting Pronouncements

(i)	International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IRFS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The IFRS standards will be effective for the Company for interim and fiscal reporting commencing April 1, 2011. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and the year ended March 31, 2011 and earlier where applicable. While the Company has begun assessing the adoption of IFRS for 2012, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(ii)	Business Combinations

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interest”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on April 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Interim Balance Sheets
In Canadian Dollars
(Unaudited

3.           RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and reclamation deposits, accounts receivable, investments, accounts payable and accrued liabilities, and amounts due to/from related parties.  Cash is classified as held-for-trading; investments are classified as available-for-sale; accounts receivable, reclamation deposits and due from related party are classified as loans and receivable; and accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities.

The carrying value of financial assets by category at December 31, 2009 are as follows:

	December 31, 2009
Financial Assets	Available-for-sale	Held-for-trading	Loans and receivables

Cash	$-	$2,722,460	$-
Investments	15,156	-	-
Due from related party	-	-	33,133
Reclamation deposits	-	-	32,629

	$15,156	$2,722,460	$65,762

The carrying value of financial assets by category at March 31, 2009 are as follows

	March 31, 2009
Financial Assets	Available-for-sale	Held-for-trading	Loans and receivables

Cash	$-	$295,736	$-
Investments	12,697	-	-
Due from related party	-	-	5,564
Reclamation deposits	-	-	32,629

	$12,697	$295,736	$38,193

The carrying value of financial liabilities by category at December 31, 2009 and March 31, 2009 are as follows:

	December 31, 2009	March 31, 2009
Financial Liabilities	Other Financial Liabilities	Other Financial Liabilities

Accounts payable and accrued liabilities	$61,195	$77,170
Due to related parties	170,163	125,895

	$231,358	$203,065

The carrying amounts of cash, due from and to related parties, and accounts payable and accrued liabilities are a reasonable estimate of their fair values because of their short term to maturity.

The book value of reclamation deposits approximates its fair value as the stated rate approximates the market rate of interest. Investments are accounted for at market value based on quoted prices at year-end.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Interim Balance Sheets
In Canadian Dollars
(Unaudited

3.           RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. Management considers credit risk on cash to be minimal because the counterparties are highly rated Canadian banks.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet its commitments. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company has cash at December 31, 2009 in the amount of $2,722,460 in order to meet short-term business requirements. At December 31, 2009, the Company had current liabilities of $231,358. The majority of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

(c)	Market risk

Market risks consist of interest rate risk, foreign exchange risk and other price risk. The significant market risks that the Company is exposed to are interest rate risk and foreign exchange risk.

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash consists of cash held in bank accounts that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of December 31, 2009. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Foreign exchange risk

Foreign exchange risk is the risk that fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange fluctuation related to its mineral properties and expenditures thereon, and accounts payable held in US dollar balances. A significant change in the currency exchange rate between the Canadian dollar relative to the US dollar could have an effect on the Company’s financial position, results of operations and cash flows. As at December 31, 2009, the Company held US cash balances totaling US$523,358 (March 31, 2009 – US$987) and amounts due to related parties of US$131,946 (March 31, 2009 – US$52,519).  Based on the above net exposures as at December 31, 2009, a 10% change in the Canadian/US exchange rate will impact the Company’s earnings by approximately $40,000.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Interim Balance Sheets
In Canadian Dollars
(Unaudited

4.           CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. As the Company is in the exploration stage, it does not generate cash flows from operations.  The Company’s primary source of funds comes from the issuance of common shares and/or equity units. The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements. The overall objective and policy for managing capital remained unchanged in the period ended December 31, 2009 from prior reporting periods.

In the management of capital, the Company includes the components of shareholders’ equity. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. Management reviews the capital structure on a regular basis to ensure that objectives are met.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns on unused capital.

Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it will be able to in the future due to current market conditions.

5.           INVESTMENTS

At December 31, 2009, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gains (Losses)	Fair Value

Mill Bay Ventures Inc.	348,978	$27,918	$(15,703)	$12,215
Avino Silver & Gold Mines Ltd.	4,200	1,554	1,386	2,940
Omega Equities Corp. (at nominal value)	57,000	1	-	1

		$29,473	$(14,317)	$15,156

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Interim Balance Sheets
In Canadian Dollars
(Unaudited

5.           INVESTMENTS (Continued)

At March 31, 2009, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gains (Losses)	Fair Value

Mill Bay Ventures Inc.	348,978	$27,918	$(17,448)	$10,470
Avino Silver & Gold Mines Ltd.	4,200	1,554	672	2,226
Omega Equities Corp. (at nominal value)	57,000	1	-	1

		$29,473	$(16,776)	$12,697

Avino Silver & Gold Mines Ltd. (“Avino”) and Mill Bay Ventures Inc. (“Mill Bay”) have common directors with the Company.

6.           RECLAMATION DEPOSITS

The Company has pledged specified term deposits as security for reclamation permits as required by government agencies. The Company has a varying number of deposits on hand ranging from $1,000 to $6,000.  Their maturity dates range from July 28, 2010 to January 12, 2011 with an interest rate of 0.15%.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Interim Balance Sheets
In Canadian Dollars
(Unaudited

7.           MINERAL PROPERTIES

		Gold	Cordero
	Congress	Bridge	Sanson	Other
	(Note 7(a))	(Note 7(b))	(Note 7(c))	(Note 7(d))	Total
Balance, March 31, 2008	$1,111,349	$245,280	$-	$9,092	$1,365,721
Deferred exploration costs
Acquisition	-	-	32,513	-	32,513
Assays	2,268	-	-	-	2,268
Assessment, permits and filing fees	1,365	-	-	-	1,365
Maintenance – security facility	-	2,500			2,500
Drilling	1,994	-	-	-	1,994
General supplies and services	407	-	-	-	407
Geological and management services	16,843	-	29,033	-	45,876
Metallurgical testing	819	-	-	-	819
Mining exploration tax credits	(149,065)	-	-	-	(149,065)

Balance, March 31, 2009	985,980	247,780	61,546	9,092	1,304,398
Deferred exploration costs
Exploration advances	-	-	717,157	-	717,157
Assessment, permits and filing fees	2,183	-	-	-	2,183
Consulting	-	153	-	-	153
General supplies and services	-	-	796	-	796
Geological and management services	-	-	193,422	-	193,422

Balance, December 31, 2009	$988,163	$247,933	$972,921	$9,092	$2,218,109

(a)	Congress claims

The Company owns a 50% leasehold interest in 45 claims in the Lillooet Mining Division, British Columbia.

The Congress claims are subject to a Joint Venture Agreement dated February 25, 1983 between the Company and Veronex Resources Ltd. (“Veronex”). Veronex has earned a 50% net interest in the claims, net of a 5% net smelter royalty held by the Company, by expending $1,000,000 in a prior year. All subsequent expenditures are to be contributed equally by the Company and Veronex. The Company is working on updating this Joint Venture Agreement.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Interim Balance Sheets
In Canadian Dollars
(Unaudited

7.           MINERAL PROPERTIES (Continued)

(b)	Gold Bridge claims (BRX Project)

The Company owns a 50% interest in 74 mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. The claims remain in good standing until December 2014.

(c)	Cordero Sanson

The Cordero Sanson Property (“Cordero”) is located near Hidalgo Del Parral, Chihuahua, Mexico. The Cordero mining claims are approximately 10,000 hectares (24,500 acres), which are wholly owned by Valley High Ventures (“Valley High”) by agreement with long standing ranch families and small local mining companies.

In February 2009, the Company signed a Letter of Intent with Valley High, whereby the Company will earn a 51% interest from Valley High by making a cash payment of US$10,000 (Cdn$12,513) (paid) and by spending $1,250,000 by the end of February 2013 with a first year commitment of $250,000 to explore and develop the Cordero property. Within the joint venture, Valley High will be the operator until the Company vests its interests. During the vesting period, the Company will provide technical input and geologic services to complete the data synthesis, integration, targeting and drill testing. As of December 31, 2009, the Company had contributed approximately $972,921 towards the completion of its earn-in commitment. During the period, the Company notified Valley High of their intent to complete the earn-in according to the terms of the agreement.

d)	Other claims include the Eagle ($1), Ruf and Norma Sass ($2), and Wayside ($9,089) as described below:

(i)	Eagle claims

The Company holds a 50% interest in 26 lode mining claims located in Lander County, Nevada. The claims are subject to a 3% net smelter return royalty.  The Company has no current plan to further explore or incur additional expenditures on this property beyond the minimum requirement to maintain the claims in good standing.

(ii)	Ruf and Norma Sass properties

In 2003, the Company acquired from Coral Resource Inc. (“Coral”), a public company with common directors and management,  an undivided one-third interest in 54 mineral claims known as the Ruf and Norma Sass properties located in Lander County, Nevada (the “Property”), in consideration of cash payments of $350,292 (paid) and 300,000 common shares (issued) of the Company.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Interim Balance Sheets
In Canadian Dollars
(Unaudited

7.           MINERAL PROPERTIES (Continued)

(d)           (Continued)

(ii)	Ruf and Norma Sass properties (Continued)

A third party holds a 3% net smelter returns royalty on the production from certain of the claims, up to a limit of US$1,250,000.

By way of an agreement dated September 25, 2008, the Company and Coral granted Barrick Gold ("Barrick”) an option to acquire a 60% interest in the claims by incurring total exploration expenditures of at least US$3,000,000 in annual installments by December 31, 2014 as follows:

(a)           Incur $250,000 on or before December 31, 2009;

(b)           Incur $250,000 on or before December 31, 2010;

(c)           Incur $500,000 on or before December 31, 2011;

(d)           Incur $500,000 on or before December 31, 2012;

(e)           Incur $600,000 on or before December 31, 2013; and

(f)           Incur $900,000 on or before December 31, 2014.

Barrick may earn an additional 10% (for an aggregate interest of 70%) by incurring an additional US$1,500,000 by December 31, 2015.  Barrick may earn an additional 5% (for an aggregate interest of 75%) by carrying Coral and the Company through to commercial production.

Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out Coral’s and the Company’s joint interest by paying US$6,000,000 and granting them a 2% net smelter returns royalty.

(iii)	Wayside claims

The Company owns 24 mineral claims in the Lillooet Mining Division, British Columbia.

Realization of assets

The investment in and expenditures on mineral properties comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Mineral exploration and development is highly speculative and involves inherent risks.  While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Interim Balance Sheets
In Canadian Dollars
(Unaudited

7.           MINERAL PROPERTIES (Continued)

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by an undetected defect.

Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

8.           ASSET RETIREMENT OBLIGATION

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. At December 31, 2009, the Company estimates that costs relating to future site restoration and abandonment based on work done to date is immaterial. The Company has currently made no provision for site restoration costs or potential environmental liabilities as all properties are still in the exploration stage. Factors such as further exploration, inflation and changes in technology may materially change the cost estimate.

9.           EQUIPMENT

	December 31, 2009			March 31, 2009
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

Computer equipment	$2,257	$169	$2,088	$-	$-	$-
Furniture and equipment	8,443	5,674	2,769	8,443	5,185	3,258
Total equipment	$10,699	$5,843	$4,856	$8,443	$5,185	$3,258

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Interim Balance Sheets
In Canadian Dollars
(Unaudited

10.           CAPITAL STOCK

(a)        Authorized: Unlimited number of common shares without par value

(b)        Issued

On December 31, 2009, the Company completed a non-brokered private placement of 6,551,000 units at a price of $0.35 per unit for gross proceeds of $2,292,850.  Each unit consists of one common share and one-half non-transferrable common share purchase warrant. Two share purchase warrant is exercisable into one additional common share at a price of $0.55 per share until December 31, 2010. The proceeds of the private placement have been allocated using the relative fair value method resulting in $1,681,715 recorded as capital stock and $611,135 as contributed surplus. The Company paid commission equal to 7% of the gross proceeds which consisted of $94,735 in cash and 187,898 in units. The units were valued as $48,235 attributed to capital stock and $17,529 to contributed surplus. In addition, the Company issued 458,570 broker warrants, exercisable at a price of $0.55. The broker warrants were valued at $116,651. The fair value of the warrants, units paid as commission and the broker warrants were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.43%, dividend yield of nil, volatility of 181.11% and an expected life of one year. The fair value of the broker warrants is recognized as share issuance costs. Total share issue costs of $342,828 were incurred as part of the private placement.

On July 29, 2009, the Company completed a non-brokered private placement of 5,000,000 units at a price of $0.16 per unit for gross proceeds of $800,000.  Each unit consists of one common share and one-half non-transferrable common share purchase warrant. Two share purchase warrant is exercisable into one additional common share at a price of $0.35 per share until July 29, 2010. The proceeds of the private placement have been allocated using the relative fair value method resulting in $650,203 recorded as capital stock and $149,797 as contributed surplus. The Company paid a cash finders’ fee of $42,336 and issued 264,600 broker warrants, exercisable at a price of $0.35. The broker warrants were valued at $19,507. The fair value of the warrants and the broker warrants were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.45%, dividend yield of nil, volatility of 179.71% and an expected life of one year. The fair value of the broker warrants is recognized as share issuance costs. Total share issue costs of $67,193 were incurred as part of the private placement.

On March 27, 2009, the Company completed a non-brokered private placement of 5,000,000 units at a price of $0.05 per unit for gross proceeds of $250,000.  Each unit consists of one common share and one non-transferrable common share purchase warrant. Each share purchase warrant is exercisable into one additional common share at a price of $0.15 per share until March 27, 2010 and thereafter at $0.25 per share until March 27, 2011. The proceeds of the private placement have been allocated using the relative fair value method resulting in $145,348 recorded as capital stock and $104,652 as contributed surplus. The fair value of the warrants issued has been estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.12%, dividend yield of nil, volatility of 134.02% and an expected life of two years. Share issue costs of $2,000 were incurred as part of the private placement.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Interim Balance Sheets
In Canadian Dollars
(Unaudited

10.           CAPITAL STOCK (Continued)

(b)           Issued (Continued)

During the period ended December 31, 2009, 1,600,000 warrants were exercised for gross proceeds of $560,000.

During the period ended December 31, 2009, 650,000 stock options were exercised for gross proceeds of $97,250. The Company reallocated the fair value of these options previously recorded in the amount of $57,349 from contributed surplus to capital stock.

During the year ended March 31, 2009, 1,000,000 warrants were exercised for gross proceeds of $150,000.

During the year ended March 31, 2009, 150,000 stock options were exercised for gross proceeds of $15,000. The Company reallocated the fair value of these options previously recorded in the amount of $12,450 from contributed surplus to capital stock.

(c)           Stock options

The Company established a stock option plan in 2004 under which it may grant stock options totaling in aggregate up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis.  The stock option plan provides for the granting of stock options to regular employees and persons providing investor relation or consulting services up to a limit of 5% and 2%, respectively, of the Company’s total number of issued and outstanding shares per year.  The stock options are fully vested on the date of grant, except those issued to persons providing investor relation services, which vest over a period of one year.  The option price must be greater than or equal to the discounted market price on the grant date and the option expiry date cannot exceed five years from the grant date.

Details of the status of the Company's stock options as at December 31, 2009 and March 31, 2009 and changes during the period then ended are as follows:

	December 31, 2009		March 31, 2009
		Weighted Average		Weighted Average
	Number of Shares	Exercise Price	Number of Shares	Exercise Price

Options, beginning of year	2,325,000	$0.17	3,215,000	$0.17
Granted	500,000	$0.25	-	$-
Exercised	(650,000)	$0.15	(150,000)	$0.10
Forfeited	(150,000)	$0.29	(740,000)	$0.19

Options, outstanding end of period	2,025,000	$0.19	2,325,000	$0.17
Options, exercisable end of period	1,966,667	$0.19	2,325,000	$0.17

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Interim Balance Sheets
In Canadian Dollars
(Unaudited

10.           CAPITAL STOCK (Continued)

(c)           Stock options (Continued)

As at December 31, 2009, the following stock options were outstanding and exercisable:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (years)	Intrinsic Value	Expiry Date
725,000	$0.10	0.26	$0.33	April 5, 2010
425,000	$0.21	1.32	$0.22	April 25, 2011
200,000	$0.10	1.75	$0.33	October 2, 2011
25,000	$0.18	2.07	$0.25	January 26, 2012
150,000	$0.35	2.71	$0.08	September 14, 2012
50,000	$0.50	2.71	$0.00	September 14, 2012
450,000	$0.25	4.32	$0.18	April 27, 2014

2,025,000		1.80

As at March 31, 2009, the following stock options were outstanding and exercisable:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (years)	Expiry Date
1,075,000	$0.10	1.01	April 5, 2010
675,000	$0.21	2.07	April 25, 2011
250,000	$0.10	2.51	October 2, 2011
25,000	$0.18	2.82	January 26, 2012
100,000	$0.35	3.21	June 14, 2012
150,000	$0.35	3.46	September 14, 2012
50,000	$0.50	3.46	September 14, 2012

2,325,000		1.80

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Interim Balance Sheets
In Canadian Dollars
(Unaudited

10.           CAPITAL STOCK (Continued)

(d)           Stock-based compensation

Stock-based compensation expense is determined using the fair value method. The Company estimated this expense using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31, 2009	March 31, 2009

Risk-free interest rate	2.01%	N/A
Expected dividend yield	0	N/A
Expected stock price volatility	120.64%	N/A
Expected option life in years	5	N/A

During the period ended December 31, 2009, the Company granted 500,000 stock options exercisable at a price of $0.25 for five years to directors, officers, employees and consultants. The company recorded stock-based compensation expense of $48,983 (2008 - $6,646) on the portion of stock options that vested during the period. The value of unrecorded stock-based compensation related to non-vested options is $9,796. The amounts recorded as stock-based compensation are allocated as follows:

	December 31, 2009	December 31, 2008

Directors, officers and employees	$29,390	$-
Investor relations	-	6,646
Consultants	19,593	-
	$48,983	$6,646

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Interim Balance Sheets
In Canadian Dollars
(Unaudited

10.           CAPITAL STOCK (Continued)

(e)           Share purchase warrants

A summary of the status of share purchase warrants as of December 31, 2009 and March 31, 2009 and changes during the periods ended on those dates is presented below:

	December 31, 2009		March 31, 2009
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Warrants outstanding beginning of year	5,000,000	$0.15	9,145,000	$0.15
Issued	6,328,019	$0.47	5,000,000	$0.15
Exercised	(1,600,000)	$0.35	(1,000,000)	$0.15
Expired	-	$-	(8,145,000)	$0.15

Warrants outstanding end of period	9,728,019	$0.35	5,000,000	$0.15

As at December 31, 2009 and March 31, 2009, the following share purchase warrants were outstanding:

		Number of Warrants
Expiry Date	Exercise Price	Dec 31, 2009	March 31, 2009

March 27, 2010/March 27, 2011	$0.15/$ 0.25	5,000,000	5,000,000
July 29, 2010	$0.35	1,164,600	-
December 31, 2010	$0.55	3,828,019	-

		9,992,619	5,000,000

11.           RELATED PARTY TRANSACTIONS

During the period months ended December 31, 2009:

(a)
$54,153 (2008 - $68,414) was charged to the Company for office, occupancy and miscellaneous costs, shareholder relations and promotion, travel,  salaries and benefits, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

(b)	$22,500 (2008 - $22,500) was paid for management fees to a private company controlled by a director and officer of the Company;

(c)
$80,596 (2008 - $39,192) was charged for geological management fees to a private company controlled by a director and officer of the Company. Of this amount, $80,596 has been capitalized under mineral properties and $Nil has been expensed under general exploration;

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Interim Balance Sheets
In Canadian Dollars
(Unaudited

11.           RELATED PARTY TRANSACTIONS (Continued)

(d)
$3,663 (2008 - $3,229) was charged to the Company for exploration costs associated with the Company’s mineral properties in the State of Nevada from Coral Gold Resources Ltd. (“Coral”), a public company with common directors.

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

The Company takes part in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one month’s notice by either party.

The amount due from a related party consists of $5,564 (March 31, 2009 - $5,564) owing from ABC Drilling, which is the balance of an advance towards drilling services to be provided and $27,568 (March 31, 2009 - $Nil) due from a private company controlled by a director and officer. Amounts due are without interest or stated terms of repayment.

Amounts due to related parties include $19,838 (March 31, 2009 - $26,680) owed to Oniva, $58,757 (March 31, 2009 - $66,243) owed to a public company related by way of common directors and $91,568 (March 31, 2009 - $32,972) owed to private companies controlled by directors of the Company. Amounts due are without interest or stated terms of repayment.

12.           SEGMENTED INFORMATION

The Company is involved in mineral exploration and development activities principally in Canada. The Company is in the exploration stage and, accordingly, has no reportable segment revenues for the 2010 and 2009 fiscal years. The majority of losses for 2010 and 2009 are as a result of Canadian head office costs. Acquisition costs are capitalized to mineral properties. The assets of the Company are segmented as follows:

December 31, 2009	Canada	US	Mexico	Total
Current assets	$2,214,281	$550,049	$-	$2,764,330
Due from related party	33,133	-	-	33,133
Reclamation deposits	32,629	-	-	32,629
Mineral properties	1,245,184	3	972,921	2,218,109
Equipment	4,856	-	-	4,856
	$3,530,083	$550,052	$972,921	$5,053,056

March 31, 2009	Canada	US	Mexico	Total
Current assets	$432,950	$1,245	$-	$434,195
Due from related party	5,564	-	-	5,564
Reclamation deposits	32,629	-	-	32,629
Mineral properties	1,242,849	3	61,546	1,304,398
Equipment	3,258	-	-	3,258
	$1,717,250	$1,248	$61,546	$1,780,044

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Interim Balance Sheets
In Canadian Dollars
(Unaudited

13.           COMMITMENTS

During the year ended March 31, 2008, the Company entered into two vehicle lease agreements and is committed to vehicle lease payments of approximately $26,632. The leases expire between 2011 and 2012 and the commitments for the next three years are as follows:

2010	$4,867
2011	$11,163
2012	$867

14.           COMPARATIVE FIGURES

Certain prior year comparative figures have been reclassified to conform to the financial statements presentation adopted for fiscal 2010.

15.           SUBSEQUENT EVENT

Subsequent to December 31, 2009, there were 75,000 stock options exercised for gross proceeds of $17,750.

Subsequent to December 31, 2009, there were 290,000 warrants exercised for gross proceeds of $61,500.

Subsequent to December 31, 2009, the Company granted incentive stock options for the purchase of up to 600,000 common shares at a price of $0.70 per share exercisable on or before January 28, 2015 to director and officers and March 15, 2012 for consultants.

Subsequent to December 31, 2009, the Company closed the final tranche of the non-brokered private placement announced on December 18, 2009. The Company issued 100,000 units for gross proceeds of $35,000. Each unit consists of one common share and one-half non-transferrable common share purchase warrant. Two share purchase warrant is exercisable into one additional common share at a price of $0.55 per share until December 31, 2010.